Exhibit 2.1

FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER

This FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER (this “Amendment”), dated as of June 14, 2019, is made by and between SunTrust Banks, Inc., a Georgia Corporation (“SunTrust”), and BB&T Corporation, a North Carolina corporation (“BB&T”) (each, a “Party”, and collectively, the “Parties”). Capitalized terms used herein and not otherwise defined shall have the same meanings as set forth in the Agreement and Plan of Merger, dated as of February 7, 2019, by and between the Parties (the “Agreement”).

WHEREAS, Section 9.1 of the Agreement provides that the Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties; and

WHEREAS, the Parties wish to amend the Agreement as set forth below.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the Parties agree as follows:

1.    Amendments to Section 1.7.

(a)    In each of Section 1.7(a), Section 1.7(b), Section 1.7(c), Section 1.7(d) and Section 1.7(e) of the Agreement, the phrase “issued and outstanding immediately prior to the Effective Time shall automatically be converted into the right to receive a share of a newly created series of preferred stock of BB&T having the same terms” is hereby deleted and replaced with the phrase “issued and outstanding immediately prior to the Effective Time, other than Dissenting Shares, shall automatically be converted into the right to receive a share of a newly created series of preferred stock of BB&T having substantially the same terms”.

(b)    A new subsection, Section 1.7(f), shall be inserted, which shall read as follows:

“(f)

Notwithstanding anything in this Section 1.7 to the contrary, all shares of SunTrust Preferred Stock that are issued and outstanding immediately prior to the Effective Time and are held by a holder of SunTrust Preferred Stock who exercises dissenters’ rights in respect of such shares when and in the manner required under Article 13 of the GBCC (“Dissenting Shares”), shall not be converted as provided in Sections 1.7(a), 1.7(b), 1.7(c), 1.7(d) or 1.7(e), as applicable, but instead, such holder shall be entitled only to such rights as are granted with respect to the payment of the fair value of such shares under the applicable provisions of Article 13 of the GBCC (and at the Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and such holder shall cease to have any rights with respect thereto, except the rights provided for pursuant to the applicable provisions of Article 13 of the GBCC and this Section 1.7(f)), unless and until such holder shall have failed to perfect or effectively withdrawn or lost rights to demand or receive the fair value of such shares under the GBCC. If any holder of Dissenting Shares fails to perfect or effectively withdraws or loses the right to dissent, the applicable Dissenting Shares will thereupon be treated as though such shares had been converted into shares of New BB&T Preferred Stock pursuant to this Section 1.7. If any holder of shares of SunTrust Preferred Stock provides notice to SunTrust of such holder’s intent to demand or receive fair value of such shares under the GBCC, SunTrust will promptly give BB&T notice thereof (and of any other instruments served pursuant to Article 13 of the GBCC), and BB&T will have the right to participate in all negotiations and proceedings with respect to any such demands. SunTrust will not, except with the prior written consent of BB&T, voluntarily make any payment with respect to, or settle or offer to settle, any such demand.”

2.    Amendment to Section 3.3. In Section 3.3 of the Agreement, the phrase “Except for the approval of this Agreement by the affirmative vote of a majority of all the votes entitled to be cast on this Agreement by all shares of SunTrust Common Stock entitled to vote on this Agreement (the “Requisite SunTrust Vote”)” is hereby deleted and replaced with the phrase “Except for the approval of this Agreement by the affirmative vote of a majority of all the votes entitled to be cast on this Agreement by all shares of SunTrust Common Stock and SunTrust Preferred Stock entitled to vote on this Agreement, voting together as a single class (the “Requisite SunTrust Vote”)”.

3.    Amendment to Section 3.21. In the last sentence of Section 3.21 of the Agreement, the following words are hereby deleted:

“or SunTrust Preferred Stock”.

4.    Full Force and Effect; Amendment. Except as expressly amended hereby, each term, provision and Exhibit and Schedule of the Agreement will and does remain in full force and effect. This Amendment may not be amended except by an instrument in writing signed by the Parties.

5.    Counterparts. This Amendment may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart.

6.    Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law principals (except that matters relating to the fiduciary duties of the Board of Directors of SunTrust shall be subject to the laws of the State of Georgia and matters relating to the fiduciary duties of the Board of Directors of BB&T shall be subject to the laws of the State of North Carolina).

[Signature Page Follows]

IN WITNESS WHEREOF, SunTrust and BB&T have caused this Amendment to be executed by their respective officers thereunto duly authorized as of the date first above written.

SUNTRUST BANKS, INC.

By:	/s/ William H. Rogers Jr.
Name:	William H. Rogers Jr.
Title:	Chairman and Chief Executive Officer

BB&T CORPORATION

By:	/s/ Kelly S. King
Name:	Kelly S. King
Title:	Chairman and Chief Executive Officer

[Signature Page to First Amendment to Agreement and Plan of Merger]